Exhibit 99.1

Ecopetrol obtains financing for its 2015 investment plan through a US$1.925 Billion international credit facility

Ecopetrol (BVC: ECOPETROL; NYSE: EC; TSX: ECP) announces that, on February 12, 2015, it entered into a loan agreement of US$1.925 billion. The transaction was accomplished with the participation of eight international banks: JPMorgan Chase Bank, N.A.; BNP Paribas; Mizuho Bank Ltd; Bank of America, N.A.; HSBC Bank USA, National Association; Banco Bilbao Vizcaya Argentaria S.A., Grand Cayman Branch; Banco Santander, S.A.; Citibank, N.A. The Company fulfilled all of the procedures and approvals required by the competent Colombian authorities prior to closing the transaction.

The financing transaction has a 5 year tenor, with a bullet repayment and semiannual interest payments at a rate of LIBOR plus 140 basis points. These financing terms reflect the recognition of Ecopetrol as an investment grade company and its strong cash flow generating capacity.

The proceeds obtained will be used to finance the investment plan and general corporate purposes.

“This international credit transaction ratifies the confidence in our company and is a vote of confidence on the company’s capacity to face the current international environment of lower oil prices,” remarked Ecopetrol CEO, Mr. Javier Gutierrez.

Bogotá D.C., February 13, 2015

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Ecopetrol is the largest company in Colombia and is an integrated oil & gas company; it is among the top 50 oil companies in the world and among the four top ones in Latin America. Besides Colombia - where it generates over 60% of the national production - it has exploration and production activities in Brazil, Peru & the US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia and most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Investor Relations Director (A)

Claudia Trujillo

Phone: +571-234-5190

e-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Fax: +571-234-4480

e-mail: mauricio.tellez@ecopetrol.com.co